Exhibit 99.(g)(2)

FIRST AMENDMENT TO INVESTMENT MANAGEMENT AND LICENSE AGREEMENT

This First Amendment (the “Amendment”) amends the Investment Management and License Agreement (the “Agreement”), dated July 21, 2026, by and among ABX Longevity Growth and Income Fund, a Delaware statutory trust (the “Fund”), ABL Wealth Advisors, LLC, a Delaware limited liability company (the “Manager”), and solely with respect to Sections 14 and 15, Abacus Global Management, Inc., a Delaware corporation (“Abacus,” NYSE: ABX). The Fund, the Manager, and with respect to Sections 13, 14 and 15 Abacus, may be referred to herein as a “Party,” and collectively as the “Parties.”.

WHEREAS, the parties desire to amend the Agreement and agree that the Amendment will be effective as of a date as set forth below.

NOW, THEREFORE, the parties agree as follows:

1.	Section 8(b) of the Agreement is hereby deleted and replaced with the following.

(b)          The Management Fee is calculated at the rate of 1.45% per annum (0.003972% per day for a 365-day year), based on the end-of-day value of the Fund’s assets under management (“AUM”). For purposes of calculating the Management Fee, AUM is calculated as the sum of (a) the face value of any cash and cash equivalent assets, plus (b) the market value of any securities for which there is a readily available market quotation (excluding Mortality Contracts and Annuity Contracts for which there is a readily available market quotation), plus (c) the fair value of any other assets other than Mortality Contracts and Annuity Contracts, plus (d) in the case of each Mortality Contract (including fixed and variable individual life insurance contracts), the lower of (x) the purchase price of a Mortality Contract plus any premiums paid therefor, or (y) the fair value of such Mortality Contract, plus (e) in the case of each Annuity Contract (including individual annuities and individual single premium income annuities, and variable annuities), the lower of (x) the purchase price of an Annuity Contract less any dividends received therefor, or (y) the fair value of such Annuity Contract, less (f) any debt incurred by the Fund and other Fund liabilities and expenses. The Manager expects that, under normal market conditions, the majority of the Fund's Mortality Contracts will increase in value over time while the value of the Fund's Annuity Contracts will be written down as they pay out dividends. As a result, the AUM fee calculation used to calculate the Management Fee may be lower (but will never be higher) than the NAV fee amount shown in the fee table above.

2.	The effective date of the Amendment shall be such date that the Amendment has been approved by the vote of a majority of trustees of the Fund, who are not parties to the Amendment or Agreement, or interested persons of any such party, cast in person at a meeting called for the purpose of voting on the approval of the Amendment or approved in such other manner as is consistent with applicable no-action or exemptive relief.

3.	Capitalized terms used in this Amendment and not otherwise defined shall have the meanings ascribed to them in the Agreement.

4.	In all other respects, the Agreement is hereby confirmed and remains in full force and effect.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the Parties hereto caused their duly authorized signatories to execute this Amendment on ____, 2026.

ABX LONGEVITY GROWTH AND INCOME FUND

By:
Name:	William McCauley
Title:	Chief Financial Officer

ABL WEALTH ADVISORS, LLC

By:
Name:	Jay Jackson
Title:	President

Solely with respect to Sections 14 and 15

ABACUS GLOBAL MANAGEMENT, INC.

By:
Name:	Jay Jackson
Title:	Chief Executive Officer

[Signature page to the First Amendment to the Investment Management and License Agreement]